EXHIBIT 99.1

Compass Therapeutics Reports First Quarter 2022 Financial Results and Highlights Recent Company Progress

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The FDA cleared the investigational new drug application for CTX-009 (DLL4 X VEGF-A bispecific) in January allowing the Company to expand the ongoing Phase 2 study in patients with biliary tract cancer (BTC) to a global study and initiate dosing patients in the United States in early Q3 of 2022
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The Company reported interim data from the ongoing Phase 2 study of CTX-009 and paclitaxel in patients with advanced BTC demonstrating a 42% overall response rate (ORR) and 92% clinical benefit rate (CBR) among the first 24 patients enrolled and dosed with interim median patient time on study of ~ 6 months
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The Company completed enrollment in the CTX-471 (CD137 agonist) Phase 1b monotherapy study and reported 3 partial responses in patients with advanced solid tumors who were dosed with CTX-471 following progression on a prior PD-1/PD-L1 checkpoint blocker
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CTX-8371 GMP manufacturing campaign has begun, and the program is on track for an IND in Q1 2023
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$136.4 million in cash and cash equivalents at the end of the First Quarter

Boston, May 9, 2022 - Compass Therapeutics, Inc. (Nasdaq: CMPX), a clinical-stage, oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases, today reported first quarter 2022 financial results.

CORPORATE UPDATE

CTX-009 (DLL4 and VEGF-A bispecific antibody)

In January, the Company announced that the FDA cleared its IND application for CTX-009 and, in May the Company released interim results from a Phase 2 study of CTX-009 in combination with paclitaxel in patients with BTC. The data show that:

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CTX-009 demonstrated a 42% overall response rate (ORR) based on 10 patients with Partial Responses (PRs), including 9 PRs confirmed by RECIST 1.1 and 1 PR pending confirmation
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CTX-009 demonstrated anti-tumor activity in previously treated patients with a clinical benefit rate (CBR) of 92% based on 22 patients with a PR or stable disease (SD) out of 24 enrolled patients
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CTX-009 was well-tolerated and preliminary safety profile is consistent with the Phase 1 studies

CTX-471 (CD137 agonist)

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As of February 25, 2022, 49 patients with 15 different cancers have been enrolled in the study and 38 of those patients are evaluable. Of the 38 evaluable patients, 3 patients had a PR; the first two have been confirmed by RECIST 1.1 and the third PR is unconfirmed. In addition, 19 patients have reached stable disease, leading to a preliminary ORR of 8% and a CBR of 58%
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The 3 partial responses observed in the study were in a patient with advanced small cell lung cancer, a patient with metastatic melanoma and a patient with metastatic melanoma of mucosal origin

CTX-8371 (PD-1 and PD-L1 bispecific antibody)

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CTX-8371 GMP manufacturing campaign has begun, and the program is on track for an IND in Q1 2023
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The Company presented preclinical data on CTX-8371 involving a unique mechanism of action (MOA) that involves cleavage of cell surface PD-1, at the 2022 American Association for Cancer Research (AACR) annual meeting

First Quarter 2022 Financial Results

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Cash Position: As of March 31, 2022, cash and cash equivalents were $136.4 million as compared to $39.7 million as of March 31, 2021, providing the Company with an anticipated cash runway into the second half of 2024. The Company used $7.9 million of cash to fund operations in the first quarter of 2022
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Research and development (R&D) Expenses: R&D expenses were $4.4 million for the first quarter ended March 31, 2022, as compared to $4.7 million for the same period in 2021, a decrease of $.3 million or 6%
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General and Administrative (G&A) Expenses: G&A expenses were $2.7 million for the first quarter ended March 31, 2022, as compared to $2.6 million for the same period in 2021, an increase of $.1 million or 5%
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Net Loss: Net loss for the first quarter ended March 31, 2022, was $7.2 million or $0.07 per common share, compared to $7.3 million or $0.14 per common share for the same period in 2021

About Compass Therapeutics

Compass Therapeutics, Inc. is a clinical-stage oncology-focused biopharmaceutical company developing proprietary antibody-based therapeutics to treat multiple human diseases. Compass’s scientific focus is on the relationship between angiogenesis, the immune system, and tumor growth. The company pipeline of novel product candidates is designed to target multiple critical biological pathways required for an effective anti-tumor response. These include modulation of the microvasculature via angiogenesis-targeted agents, induction of a potent immune response via activators on effector cells in the tumor microenvironment, and alleviation of immunosuppressive mechanisms used by tumors to evade immune surveillance. Compass plans to advance its product candidates through clinical development as both standalone therapies and in combination with proprietary pipeline antibodies based on supportive clinical and nonclinical data. The company was founded in 2014 and is headquartered in Boston, Massachusetts. For more information, visit the Compass Therapeutics website at https://www.compasstherapeutics.com.

Forward-Looking Statements

This press release contains forward-looking statements. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, references to the Company’s financial position to continue advancing its product candidates, expectations about the Company’s cash runway, business and development plans, and statements regarding the Company’s product candidates, their development, regulatory plans with respect thereto and therapeutic potential thereof, planned interactions with regulatory authorities, and planned clinical development. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the Company’s ability to raise the additional funding it will need to continue to pursue its business and product development plans, the inherent uncertainties associated with developing product candidates and operating as a development stage company, the Company’s ability to identify additional product candidates for development, the Company’s ability to develop, complete clinical trials for, obtain approvals for and commercialize any of our product candidates, competition in the industry in which the Company operates and market conditions. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents we file with the SEC available at www.sec.gov, including without limitation our Form 10-Q for the quarter ended March 31, 2022, and our subsequent filings with the SEC.

Investor Contact

Vered Bisker-Leib, President & Chief Operating Officer

ir@compasstherapeutics.com

Media Contact

Anna Gifford, Communications Manager

media@compasstherapeutics.com
617-500-8099

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Statement of Operations (unaudited)
(In thousands, except per share data)

	Three Months Ended March 31,
	2022	2021
Operating expenses:
Research and development	$4,415	$4,704
General and administrative	2,767	2,635
Total operating expenses	7,182	7,339
Loss from operations	(7,182)	(7,339)
Other income (expense)	20	(83)
Net loss	$(7,162)	$(7,422)
Net loss per share - basic and diluted	$(0.07)	$(0.14)
Basic and diluted weighted average shares outstanding	100,858	51,313

Compass Therapeutics, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except par value)

	March 31, 2022 (unaudited)	December 31, 2021 (audited)
Assets
Current assets:
Cash and cash equivalents	$136,379	$144,514
Prepaid expenses and other current assets	3,904	2,591
Total current assets	140,283	147,105
Property and equipment, net	2,142	2,243
Operating lease, right-of-use ("ROU") asset	3,819	4,089
Other assets	320	320
Total assets	$146,564	$153,757
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$257	$867
Accrued expenses	8,050	8,775
Operating lease obligations, current portion	1,027	989
Total current liabilities	9,334	10,631
Operating lease obligations, long-term portion	2,740	3,048
Total liabilities	12,074	13,679
Stockholders' equity:
Common stock, $0.0001 par value: 300,000 shares authorized; 101,286 and 101,303 shares issued at March 31, 2022 and December 31, 2021, respectively; 100,905 and 100,832 shares outstanding at March 31, 2022 and December 31, 2021, respectively	10	10
Additional paid-in-capital	375,231	373,657
Accumulated deficit	(240,751)	(233,589)
Total stockholders' equity	134,490	140,078
Total liabilities and stockholders' equity	$146,564	$153,757